
07007274

UNITED STATES
...TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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...UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 AND ENDING September 30, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

S.W. Childs Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, 27th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Ellis (212) 759-5588
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JAN 0 9 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name - *if individual, state last, first, middle name*)

1350 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
NOV 2 9 2007

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Ellis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.W. Childs Management Corporation, as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


SANDRINA SNIPES
Notary Public - State of New York
Qualified in Rockland County
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Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control
- ☐ (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S.W. CHILDS MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2007

S.W. CHILDS MANAGEMENT CORPORATION

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
S.W. Childs Management Corporation

We have audited the accompanying statement of financial condition of S.W. Childs Management Corporation (the "Company") as of September 30, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of S.W. Childs Management Corporation as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company

New York, New York
November 28, 2007

S.W. CHILDS MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

September 30, 2007		
ASSETS		
Cash and cash equivalents	$	30,698
Cash segregated under federal regulations		327,136
Receivables from broker		40,861
Receivables from customers and directors		2,049,669
Securities owned, at market		263,952
Deferred income taxes		8,960
Furniture and equipment, net of accumulated depreciation of $42,841		8,132
Other assets		5,347
	$	2,734,755
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	99,155
Payable to customers and directors		1,569,770
Notes payable		118,750
Total liabilities		1,787,675
Stockholders' equity		
Common stock, no par value, authorized and issued, 6,000 shares		500,000
Additional paid-in capital		6,667
Less cost of treasury stock, 3,600 shares		(548,718)
Retained earnings		989,131
Total stockholders' equity		947,080
	$	2,734,755

See accompanying notes to financial statements.

S.W. CHILDS MANAGEMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

S.W. Childs Management Corporation (the "Company") is a registered clearing broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). As of July 1, 2007, the National Association of Securities Dealers, Inc. ("NASD") consolidated with the member regulation arm of the New York Stock Exchange. The Company's customers are primarily members of the principal stockholder's family.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis. The accounting and custody fees are recorded as earned and represent administrative services.

Securities Owned and Securities Sold, Not yet Purchased, at market

All securities owned are equities and unrealized gains and losses are reflected in revenues.

Furniture and Equipment

Furniture and equipment is stated at cost less accumulated depreciation and is depreciated on a straight-line basis using estimated useful lives of three to five years.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash segregated under federal regulations

Cash of $327,136 was segregated in a special reserve bank account for the exclusive benefit of customers in accordance with the reserve requirements of rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2007, the Company was required under this rule to have a reserve deposit of $49,580.

3. Receivables from and payables to customers and directors

Details of receivables from and payables to customers and directors at September 30, 2007 are as follows:

	Receivables	Payables
Customers	$ 1,613,078	$ 1,502,144
Directors	436,591	67,626
	$ 2,049,669	$ 1,569,770

The amounts represent balances resulting from cash and margin securities transactions. Securities owned by customers represent collateral for these receivables and are not reflected in the financial statements.

4. Net capital requirement

The Company is a member of the FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2007, the Company's net capital was approximately $858,000, which was approximately $608,000 in excess of its minimum requirement of $250,000. The Company's net capital ratio was 2.03 to 1.

5. Note payable

The note payable balance is collateralized by a security owned by a customer of the Company which is due on demand. Interest is payable monthly at the broker call rate plus 1%. At September 30, 2007, the interest charged was 10%. Should the broker be unable to return this collateral when required, the Company may be required to purchase such securities in the open market.

6. Income taxes

The Company has a net deferred tax asset consisting of the following components as of September 30, 2007:

Deferred tax liability:	
Unrealized gain on securities	$ 7,560
Deferred tax asset:	
Prepaid and accrued expenses	16,520
Net deferred tax asset	$ 8,960

6. Income taxes (continued)

The Company files its tax returns on a cash basis with a December 31 tax year. As of December 31, 2006, the Company has net operating loss carry forwards of $96,581 available under provisions of the Internal Revenue Code to be applied against future taxable income. The Company anticipates utilizing these operating losses on their 2007 income tax return. The loss carry forwards have the following expiration dates:

Expiration date	
2022	$ 35,281
2023	61,300
	$ 96,581

The Company has determined that no valuation allowance on the deferred tax asset is necessary, as management believes the amount will be fully utilized. Realization of the deferred tax asset is dependent upon sufficient future taxable income during the period the deductible temporary differences and carry forwards are expected to be available to reduce taxable income.

Income taxes consist of the following:

Current	
Federal	$ 15,335
State and local	20,000
	35,335
Deferred	
Federal	41,600
State and local	(2,560)
	39,040
	$ 74,375

7. Financial instruments with off-balance-sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requiremens are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

7. Financial instruments with off-balance-sheet risk (continued)

The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition. The Company enters into these positions, from time to time, as it conducts its business for its customers.

The Company also clears its security transactions on an omnibus basis with another broker dealer. A substantial portion of its customer security positions are maintained in this account on a commingled basis. Should this broker default on its custodial obligations, the Company might be required to purchase securities in the open market.

8. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The Company has not experienced any losses on these accounts.

9. Commitments

Pursuant to a lease agreement, the Company pays rent for office space and equipment which commenced January 1, 2007 and will expire on December 31, 2007. The annual future minimum rental commitment is $15,750 for the year ending September 30, 2008. Rent expense under this agreement for the year ended September 30, 2007 was $62,250.

END